United States securities and exchange commission logo





                             February 29, 2024

       Paul J. Lawrence
       Senior Vice President and Chief Financial Officer
       Commercial Metals Company
       6565 N. MacArthur Blvd.
       Irving, TX 75039

                                                        Re: Commercial Metals
Company
                                                            Form 10-K for the
Fiscal Year Ended August 31, 2023
                                                            Form 10-Q for the
Quarterly Period Ended November 30, 2023
                                                            Form 8-K Filed
January 8, 2024
                                                            File No. 001-04304

       Dear Paul J. Lawrence:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended November 30, 2023

       Note 1. Nature of Operations and Accounting Policies, page 8

   1. We note that you changed your reportable segments to reflect a change in the manner in which your business is
managed during the first quarter of 2024. Additionally, it appears that you are
incorporating your August 31, 2023 annual financial statements on Form 10-
                                                        K into a registration
statement on Form S-3. Please tell us how you considered the need to revise your segment
reporting financial statement footnote, description of business,
                                                        MD&A and other Form
10-K disclosures as necessary to reflect the new reportable
                                                        segments. The revised
annual financial statements and related disclosures could be included in the
registration statement or in a Form 8-K incorporated by reference.
 Paul J. Lawrence
FirstName
CommercialLastNamePaul J. Lawrence
            Metals Company
Comapany29,
February   NameCommercial
             2024          Metals Company
February
Page 2 29, 2024 Page 2
FirstName LastName
Form 8-K Filed January 8, 2024

Exhibit No. 99.1, page 12

2.       We note you adjust certain non-GAAP financial measures for    Mill
operational
         commissioning costs.    Please explain to us how you determined these
adjustments are
         appropriate based on the guidance in Question 100.01 of the Division of Corporation
         Finance   s Compliance & Disclosure Interpretations on Non-GAAP
Financial Measures or
         tell us how you plan to revise your non-GAAP financial measures in future filings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gordon at 202-551-3866 or Jean Yu at 202-551-3305 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing